MainGate Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

August 1, 2014

VIA EDGAR TRANSMISSION

Mr. Jeffrey Long
Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F. Street, N.E.
Washington, DC 20549

Re:	MAINGATE TRUST (the “Trust”)
File Nos: 333-170422 and 811-22492

Dear Mr. Long:

The purpose of this letter is to respond to verbal comments provided by the staff (the “Staff) of the U.S. Securities and Exchange Commission (the “Commission”) on July 9, 2014 regarding the Staff’s recent review of the MainGate MLP Fund’s annual shareholder report dated November 30, 2013 filed on Form N-CSR (the “Annual Report”) and its website.

For your convenience in reviewing the Trust’s responses, the Staff’s comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Annual Report.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff regarding the report filed on form N-CSR, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure made in the report;

2.
The Trust acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes to disclosure in response to the Staff’s comments as a defense in any action or proceeding by the Commission or any person.

Mr. Jeffrey Long
U.S. Securities and Exchange Commission
August 1, 2014

The Trust’s responses to your comments are as follows:

1.  SEC Comment: Instruction 2(a)(i) to Item 27(d)(1) of Form N-1A requires that the Expense Example reflect all amounts shown as expenses in the Statement of Operations, however, footnote 2 of the Expense Example indicates that deferred income tax expense has been excluded.  In future reports please ensure that the Expense Example reflects all  amounts shown as expenses, in accordance with the instructions to Item 27(d)(1).

Response:  The Fund believes that including the deferred income tax expense (which is calculated based on the Fund’s actual annual return) would be misleading because the Fund’s return materially exceeded the 5% return assumed in the N-1A Expense Return.  This means that the greater the Fund’s return, the greater the deferred income tax expense.  The N-1A Expense Example requires that a fund assume a 5% annual return.  During the fiscal reporting period, the Fund’s annual returns for its Class A shares, with and without the sales load, respectively, was 22.2% and 15.22%, and for its Class I shares was 22.60%.  Because the Fund’s deferred income tax expense is based on these significantly higher annual returns, it is the Fund’s position that to reflect such higher tax expenses in the Expense Example, which assumes only a 5% return, would be materially false and misleading to an investor.  To provide an example, it would be the equivalent of showing an amount of taxes owed that exceeds actual income (e.g. taxes of $200,000 owed on income of $100,000).  The Fund believes that the current method of calculation both complies with the requirements of Form N-1A and provides the most accurate information to an investor.  The Fund, therefore, respectfully declines the Staff’s comment.

2.  SEC Comment:  Please confirm that the notice required by Rule 19a-1 with respect to distributions that include the return of capital has been provided to shareholders.

Response: The fund confirms that the return of capital notice required by Rule 19a-1 was provided to shareholders.

3.  SEC Comment:  The Financial Highlights reflects five different expense ratios.  Consider revising this information to show only the ratios required by Form N-1A.  Additional ratios may be shown in a footnote, or shown in a less prominent manner.

Response:  The Fund believes that each ratio presented in the Financial Highlights provides pertinent and valuable information to investors.  Based on discussions with the Fund’s independent accountants, the Fund believes that the presentation of each and all ratios provides meaningful disclosure, and that such information would be lost or overlooked if presented in a footnote.  The Fund also notes that its presentation of multiple expense ratios is consistent with that of similar MLP funds, such as the Goldman Sachs MLP Energy Infrastructure Fund, Alerian MLP ETF Fund, Center Coast MLP Fund, and Oppenheimer SteelPath MLP Fund. The Fund therefore, respectfully declines the Staff’s request.

4.  SEC Comment:  If an amended Form N-CSR is filed in the future, please include updated officer certifications with such filing.

Response: The Trust undertakes to include updated officer certifications in any future amended Form N-CSR filing.

Mr. Jeffrey Long
U.S. Securities and Exchange Commission
August 1, 2014

5.  SEC Comment: The expense ratios presented in the Fact Sheets available on the Trust’s website should match those presented in the Fund’s Prospectus.  As in Comment 1, above, in future Fact Sheets or other material presenting the Fund’s expense ratios, please reflect all expenses, including deferred income tax expense.  The Fund may include the net ratio, excluding deferred tax income, in a footnote.

Response:  The Fund believes that the presentation of the gross and net expense ratio (excluding deferred income tax expense) in the Fund’s Fact Sheets complies with FINRA Rule 2210 as well as Rule 482 of the Securities Act of 1933, as amended.  In addition, its presentation conforms to industry standards, and is consistent in all material respects with the presentation of the gross and net ratio (excluding deferred income tax expense) in Fact Sheets of similar MLP funds, including Goldman Sachs MLP Energy Infrastructure Fund, Alerian MLP ETF Fund, MainStay Cushing MLP Premier Fund and Center Coast MLP Focus Fund.   Please note that FINRA’s recent review of the Fund’s Fact Sheets did not include any such comment.  The Fund therefore, respectfully declines the Staff’s comment.

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If you have any additional questions or require further information, please contact Alia Vasquez at U.S. Bancorp Fund Services, LLC at (414) 765-6620.

Sincerely,

/s/ Matthew G. Mead Matthew G. Mead President & Chief Executive Officer MainGate Trust